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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                        (Amendment No.      5        ) *
                                      --------------

                              Century Realty Trust
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Shares of Beneficial Interest
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   156671-10-9
                  --------------------------------------------
                                 (CUSIP Number)

        July 25, 2001 (Material Increase in Shares Held-By More than 1%)
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the ACT but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:  156671-10-9
--------------------------------------------------------------------------------

1.  Names of Reporting Persons.         James M. Wilson Trust
    I.R.S. Identification Nos. of above persons (entities only).  36-7146920

--------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a) [ ]

    (b) [ ]
--------------------------------------------------------------------------------

3.  SEC Use Only
--------------------------------------------------------------------------------

4.  Citizenship or Place of Organization        Illinois
--------------------------------------------------------------------------------

Number of              5.  Sole Voting Power             135,895
Shares             -------------------------------------------------------------
Beneficially           6.  Shared Voting Power                 0
Owned by Each      -------------------------------------------------------------
Reporting              7.  Sole Dispositive Power              0
Person With        -------------------------------------------------------------
                       8.  Shared Dispositive Power            0
--------------------------------------------------------------------------------

9.  Aggregate Amount Beneficially Owned by Each Reporting Person        135,895

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)                                                     [ ]

11. Percent of Class Represented by Amount in Row (9)     7.7983%

--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)   OO - Other - Trust
--------------------------------------------------------------------------------

Item 1.

    (a)   Name of Issuer:   Century Realty Trust

    (b)   Address of Issuer's Principal Executive Offices:

          320 North Meridian Street, Suite 823
          Indianapolis, IN  46204

Item 2.

    (a)   Name of Person Filing: James M. Wilson Trust

    (b)   Address of Principal Business Office or, if none, Residence :

          104 West Chestnut Street, # 356
          Hinsdale, IL 60521

    (c)   Citizenship:  Illinois

    (d)   Title of Class of Securities: Shares of Beneficial Interest

    (e)   CUSIP Number: 156671-10-9


Item 3. If this statement is filed pursuant toss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

    (a) [ ]  Broker or dealer registered under section 15 of the Act
             (15 U.S.C. 78o).
    (b) [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
    (c) [ ]  Insurance company as defined in section 3(a)(19) of the Act
             (15 U.S.C. 78c).
    (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
    (e) [ ]  An investment adviser in accordance withss.240.13d-1(b)(1)(ii)(E);
    (f) [ ] An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F);
    (g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);
    (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
    (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
    (j) [ ]  Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

Not applicable

Item 4.   Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a)   Amount beneficially owned:  135,895

    (b)   Percent of class: 7.7983%

    (c)   Number of shares as to which the person has:

          (i)    Sole power to vote or to direct the vote :  135,895
          (ii)   Shared power to vote or to direct the vote: 0
          (iii)  Sole power to dispose or to direct the disposition of: 0
          (iv)   Shared power to dispose or to direct the disposition of: 0

Instruction. For computations regarding securities which represent a right to acquire an underlying security see ss. 240.13d3(d)(1).


Item 10.  Certification

    (a) The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(b):

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities, and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

    (b) The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(c):

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         March 24, 2004
                                -------------------------------
                                             Date:

                                     James M. Wilson Trust,


                               By: /s/ MICHAEL E REISS
                                   ----------------------------------------
                                               Signature

                                   Michael E Reiss, Administrator
                                   ----------------------------------------
                                               Name/Title



http://www.sec.gov/divisions/corpfin/forms/13g.htm
Last update: 11/05/2002

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